FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Integra Resources Corp. ("Integra" or the "Company")
1050 - 400 Burrard Street
Vancouver, British Columbia
Canada V6C 3A6

Item 2 Date of Material Change

February 9, 2022

Item 3 News Release

Integra disseminated a new release in respect of the material change referred to in this report on February 9, 2022. The news release was subsequently filed on the Company's SEDAR profile.

Item 4 Summary of Material Change

Integra announced the results of a pre-feasibility study (the "PFS") and Mineral Resource and Mineral Reserve statement for its DeLamar Project (as defined below).

Item 5 Full Description of Material Change

Integra announced the results of a PFS and Mineral Resource and Mineral Reserve statement on its 100% owned DeLamar Project completed by Mine Development Associates ("MDA"), a division of RESPEC of Reno, Nevada, supported by M3 Engineering & Technology Corporation of Chandler, Arizona, McClelland Laboratories, Welsh Hagen Associates, and EM Strategies, a WestLand Resources, Inc, Company, all of Reno, Nevada, Warm Springs Consulting, LLC of Boise, Idaho for the DeLamar Project. Elbow Creek Engineering of Billings, Montana assisted in reviewing certain sections of the PFS.  The DeLamar Project comprises two deposits located in southwestern Idaho: the DeLamar deposit and Florida deposit (the "DeLamar Project").  All references to the DeLamar Project in this material change report include both deposits, unless otherwise stated.

All references to "$" in this material change report are to U.S. dollars unless otherwise stated.

1. DeLamar Project Global (DeLamar + Florida Mountain Deposits) Gold and Silver Resources and Reserves

Mineral Resources

Table 1 shows the updated Mineral Resource estimate included in the PFS.

Table 1: Mineral Resource Estimate

	Oxide				Mixed				Non-Oxide
Florida Mountain	Measured	Indicated	Meas+ Ind	Inferred	Measured	Indicated	Meas+ Ind	Inferred	Measured	Indicated	Meas+ Ind	Inferred
K Tonnes	1,361	14,302	15,663	4,516	5,498	34,098	39,596	5,292	2,119	16,009	18,128	4,663
g Au/t	0.39	0.36	0.36	0.25	0.47	0.39	0.40	0.28	0.40	0.44	0.43	0.32
K Ozs Au	17	164	181	37	82	425	507	48	27	225	252	48
g Ag/t	13.7	9.7	10.1	6.6	14.6	10.1	10.7	6.6	10.9	10.5	10.5	9.0
K Ozs Ag	599	4,467	5,066	958	2,584	11,064	13,648	1,126	741	5,399	6,140	1,343
DeLamar Deposit
K Tonnes	2,846	25,939	28,785	5,163	3,490	27,556	31,046	2,631	13,729	53,301	67,030	18,350
g Au/t	0.34	0.31	0.32	0.26	0.42	0.33	0.34	0.29	0.53	0.46	0.48	0.42
K Ozs Au	31	262	293	44	47	290	337	25	234	793	1,027	250
g Ag/t	17.7	17.0	17.1	11.1	37.3	23.0	24.6	11.4	37.2	26.5	28.7	17.2
K Ozs Ag	1,616	14,170	15,786	1,838	4,181	20,337	24,518	967	16,407	45,403	61,810	10,126
Total DeLamar Project
K Tonnes	4,207	40,241	44,448	9,679	8,988	61,654	70,642	7,923	15,848	69,310	85,158	23,013
g Au/t	0.36	0.33	0.33	0.26	0.45	0.36	0.37	0.28	0.51	0.46	0.47	0.40
K Ozs Au	48	426	474	81	129	715	844	73	261	1,018	1,279	298
g Ag/t	16.4	14.4	14.6	9.0	23.4	15.8	16.8	8.2	33.7	22.8	24.8	15.5
K Ozs Ag	2,215	18,637	20,852	2,796	6,765	31,401	38,166	2,093	17,148	50,802	67,950	11,469

Notes:

(1) All estimates of Mineral Resources have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

(2) Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(3) Mineral Resources are reported inclusive of Mineral Reserves.

(4) Michael Gustin, MDA a division of RESPEC of Reno, Nevada, is a "qualified person" as defined in NI 43-101, and is responsible for reporting Mineral Resources for the DeLamar Project.  Mr. Gustin is independent of the Company.

(5) The DeLamar and Florida Mountain deposit Mineral Resources have been constrained to lie within optimized pit shells created using metal prices of $1,800/ounce of gold and US $21/ounce of silver.

(6) Oxide and Mixed Mineral Resources at the DeLamar Project are reported at a 0.17 g AuEq/t cut-off in consideration of potential open-pit mining and Heap Leach processing.  Non-Oxide Mineral Resources are reported at a 0.3 g AuEq/t cut-off at the DeLamar deposit in consideration of potential open pit mining and grinding, flotation, ultra-fine regrind of concentrates, and Albion cyanide-leach processing of the reground concentrates.  Non-Oxide Mineral Resources at the Florida Mountain deposit are reported at a 0.2 g AuEq/t cut-off in consideration of potential open pit mining and grinding, flotation, ultra-fine regrind of concentrates, and agitated cyanide-leaching.

(7) Additional inputs for the pit-optimizations include: Mining - $2.20/tonne mined; Heap Leaching - $2.75/t for Oxide materials, $3.75/t for Mixed materials at the DeLamar deposit and $3.50/t at the Florida Mountain deposit; Non-Oxide processing - $15.65/t at the DeLamar deposit and $9.45/t at the Florida Mountain deposit; G&A - $0.40/t processed by Heap Leaching and $0.50/t for processing of Non-Oxide materials; Heap Leach recoveries - 85% / 45% for Au / Ag Oxide and 80% / 40% for Mixed at the DeLamar deposit, and 90% / 65% for Au / Ag Oxide and 85% / 55% for Mixed at the Florida Mountain deposit; and Non-Oxide recoveries - 78% / 78% for Au / Ag at the Glen Silver area of the DeLamar deposit, 87% / 87% for all other DeLamar deposit areas, and 95% / 92% for Au / Ag at the Florida Mountain deposit.

(8) Gold equivalent grades are calculated using the formula g/t AuEq = g/t Au + (g/t Ag/Factor), with the factor reflecting the metal recoveries by oxidation and metal prices provided above.  The gold equivalent grades were used solely in the application of the Mineral Resource cut-offs. Gold equivalent grades for the purpose of the PFS are calculated differently.  See below under the heading "Stage 1 and 2 Development: PFS Overview - Heap Leach and Mill".

(9) The effective date of the Mineral Resource estimate is March 1, 2021.

(10) Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.

(11) The estimate of Mineral Resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

The Mineral Resources are supported by 258,318 meters of drilling, 131,271 meters at the DeLamar deposit and 127,047 meters at the Florida Mountain deposit. This drilling is a combination of historical drilling and drilling completed by Integra.

Mineral Reserves

Table 3 shows the Proven and Probable Mineral Reserves for both Heap Leach and Mill ore by deposit.  The Mineral Reserves were estimated using block value calculated based on metal price and recoveries by area and oxidation.  The cost to process the material was then used as a cut-off grade.  The metal prices used to calculate the block values were $1,650 per ounce gold and $21.00 per ounce silver, though the final cash-flow model used $1,700 per ounce gold and $21.50 per ounce silver.  The block value calculation equation is shown in Equation 1 in the footnotes to the Mineral Reserve estimate.  The block value was calculated for both gold and silver and then each was added together to provide an overall value for each block.

Recoveries used for the block value calculations are shown in Table 2 and were provided by Jack McPartland a member of MMSA, with a special expertise in metallurgy/processing, of McClelland Laboratories of Reno, Nevada and a "qualified person" as defined in NI 43-101.  The recoveries for Florida Mountain Non-Oxide material used grade dependent equations shown in Equations 2 and 3 in the footnotes to the Mineral Reserve estimate for gold and silver respectively.

Table 2: Reserve Gold and Silver Recoveries

Table 3: Mineral Reserves

	Heap Leach			Mill			Total
Florida Mountain	Proven	Probable	P&P	Proven	Probable	P&P	Proven	Probable	P&P
K Tonnes	5,789	39,919	45,708	1,306	9,249	10,555	7,095	49,168	56,263
g Au/t	0.50	0.42	0.43	0.48	0.54	0.53	0.50	0.44	0.45
K Ozs Au	94	541	635	20	160	180	114	701	815
g Ag/t	16.02	10.73	11.40	12.24	12.27	12.26	15.32	11.02	11.56
K Ozs Ag	2,981	13,768	16,749	514	3,648	4,162	3,495	17,417	20,911
Block Value	$24.75	$20.18	$20.76	$26.72	$29.37	$29.04	25.12	21.91	$22.31
DeLamar Deposit
K Tonnes	5,247	41,285	46,533	6,016	14,672	20,688	11,263	55,958	67,221
g Au/t	0.41	0.35	0.36	0.69	0.63	0.65	0.56	0.43	0.45
K Ozs Au	69	471	540	133	299	432	202	770	972
g Ag/t	31.24	22.07	23.10	62.03	52.86	55.52	47.69	30.14	33.08
K Ozs Ag	5,270	29,290	34,560	11,998	24,934	36,931	17,268	54,223	71,491
Block Value	$19.83	$16.19	$16.60	$42.07	$36.62	$38.20	31.71	21.54	$23.25
Total DeLamar Project
K Tonnes	11,036	81,205	92,241	7,321	23,921	31,243	18,358	105,126	123,483
g Au/t	0.46	0.39	0.40	0.65	0.60	0.61	0.54	0.44	0.45
K Ozs Au	163	1,012	1,175	153	459	612	316	1,471	1,787
g Ag/t	23.25	16.49	17.30	53.15	37.16	40.91	35.18	21.20	23.27
K Ozs Ag	8,251	43,058	51,310	12,511	28,582	41,093	20,763	71,640	92,403
Block Value	22.41	18.15	$18.66	39.33	33.81	$35.11	29.16	21.71	$22.82

Notes:

(1) All estimates of Mineral Reserves have been prepared in accordance with NI 43-101.

(2) Thomas L. Dyer, PE, MDA a division of RESPEC of Reno, Nevada, is a "qualified person" as defined in NI 43-101, is responsible for reporting Proven and Probable Mineral Reserves for the DeLamar Project.  Mr. Dyer is independent of the Company.

(3) Mineral Reserves are based on prices of $1,650 per ounce Au and $21.00 per ounce Ag. The Mineral Reserves were defined based on pit designs that were created to follow optimized pit shells created in Whittle. Pit designs followed pit slow recommendations provided by Thomas L. Dyer, PE, Principal Engineer, of MDA, a division of RESPEC.

(4) Mineral Reserves are reported using block value cut-off grades representing the cost of processing:

Florida Mountain deposit Oxide Heap Leach cut-off grade of used is $3.55/t.

Florida Mountain deposit Mixed Heap Leach cut-off grade of used is $4.20/t.

Florida Mountain deposit Non-Oxide Mill cut-off grade of used is $10.35/t.

DeLamar deposit Oxide Heap Leach cut-off grade of used is $3.65/t

DeLamar deposit Mixed Heap Leach cut-off grade of used is $4.65/t.

DeLamar deposit Non-Oxide Mill cut-off grade of used is $15.00/t.

(5) The Mineral Reserves point of reference is the point where is material is fed into the crusher.

(6) The effective date of the Mineral Reserves estimate is January 24, 2022.

(7) All ounces reported in the above Mineral Reserve statement represent troy ounces; "g Au/t" represents grams ("g") of gold per tonne ("t") and "g Ag/t" represents grams of silver per tonne.

(8) Columns may not sum due to rounding.

(9) The estimate of Mineral Reserves may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues

(10) Energy prices of $2.50 per gallon of diesel and $0.065 per kWh were used.

(11) Additional supporting details regarding the information in this material change report will be provided in the PFS technical report prepared in compliance with NI 43-101, which will be available under the Company's SEDAR profile at www.sedar.com.

(12) Equation 1: Block value calculation:

(13) Equation 2: Florida Mountain deposit Non-Oxide gold recovery (where the maximum gold recovery = 87%)

(14) Equation 3: Florida Mountain deposit Non-Oxide silver recovery (where the maximum silver recovery = 77%)

2. Stage 1 and 2 Development: PFS Overview - Heap Leach and Mill

The PFS contemplates an open pit mine with on-site treatment of Oxide and Mixed ores via a 35,000 metric tonnes per day ("mtpd") Heap Leach facility at 80% passing 12.7 millimetre ("mm") (0.5 inch), and treatment of a portion of the Non-Oxide mineralization through a 6,000 mtpd Mill utilizing conventional grind, flotation, re-grinding and cyanidation of the concentrate. In year 1, Heap Leaching of the Florida Mountain deposit ore will commence, with Mill construction beginning in year 1 and production starting in year 3. In year 2, Oxide and Mixed ore from the DeLamar deposit will be mined with the Non-Oxide ore being accessed from the DeLamar and Florida Mountain deposits starting in year 3. In total, the DeLamar Project will process 123,483,000 tonnes of ore over a 16-year mine life producing 1,154,431 troy ounces ("oz") gold ("Au") and 49,995,640 oz silver ("Ag") (1,786,729 oz gold equivalent1 ("AuEq")). The strip ratio over Life of Mine ("LOM"), waste-to-ore, is 2.21.

The PFS is derived from the Company's pit-constrained Mineral Reserve estimate with an effective date of January 24, 2022 and does not include results from drilling completed in 2021. The effective date of the PFS is January 24, 2022 and a PFS technical report prepared in compliance with NI 43-101 will be filed under the Company's SEDAR profile at www.sedar.com.

DeLamar Project Heap Leach and Mill PFS Highlights:

• Year 1 to year 8 average annual production of 121,000 oz Au and 3.3 million oz Ag (163,000 oz AuEq).

• LOM (year 1 to year 16) average annual production of 71,000 oz Au and 3.1 million oz Ag (110,000 oz AuEq).

• After-tax internal rate of return ("IRR") of 27%.

• After-tax net present value ("NPV") (5%) of $412 million.

• $695 million after-tax LOM cumulative cash flow.

• 35,000 mtpd open pit/Heap Leach production rate with a mine life of 16 years, sourcing Oxide and Mixed ore from both the Florida Mountain and DeLamar deposits.

• 6,000 mtpd Mill, commencing in year 3, primarily sourcing Non-Oxide ore from the Florida Mountain deposit and then from the DeLamar deposit over a 13-year period.

• LOM site level all-in sustaining costs ("AISC") of $547/oz net of silver by-product or $955/oz on an AuEq co-product basis.

• LOM strip ratio of 2.21 (waste:ore).

• Low pre-production capital expenditures ("Capex") of $282 million (excluding working capital/bonding; assuming mobile equipment financing).

• LOM capital expenditures (pre-production + expansion/sustaining capital) of $576 million

______________________________

1 AuEq = oz Au + (oz Ag ÷ 79.07)

• After-tax payback period of 3.3 years.

• Mill expansion capital expected to be financed with internal cash flows.

Table 4: DeLamar Project Heap Leach and Mill PFS Detailed Assumptions:

Contained Metals[1]
Contained Gold ounces (000's oz)	1,787
Contained Silver ounces (000's oz)	92,403
Contained AuEq ounces (000's oz)	2,955
Mining
Mine Life	16 years
Strip Ratio (Waste:Ore)	2.21
Total Tonnage Mined (000's megatonne ("mt"))	396,701
Total Ore Mined (000's mt)	123,483
Processing
Processing Throughput: Heap-Leaching ("HL") / Milling	35,000 mtpd / 6,000 mtpd
Average Diluted Gold Grade (g/t) - HL	0.40
Average Diluted Silver Grade (g/t) - HL	17.30
Average Diluted AuEq Grade (g/t) - HL	0.62
Average Diluted Gold Grade (g/t) - Milling	0.61
Average Diluted Silver Grade (g/t) - Milling	40.91
Average Diluted AuEq Grade (g/t) - Milling	1.13
Production
Heap Leach Recovery
Florida Mountain deposit Heap Leach Recovery (%) - Gold	76%
DeLamar deposit Heap Leach Recovery (%) - Gold	66%
Florida Mountain deposit Heap Leach Recovery (%) - Silver	47%
DeLamar deposit Heap Leach Recovery (%) - Silver	32%
Mill Recovery
Florida Mountain deposit Mill Recovery (%) - Gold	83%
DeLamar deposit Mill Recovery (%) - Gold	37%
Florida Mountain deposit Mill Recovery (%) - Silver	72%
DeLamar deposit Mill Recovery (%) - Silver	75%
Payable Metals
LOM Payable Gold ounces (000's oz)	1,149
LOM Payable Silver ounces (000's oz)	49,746
LOM Payable AuEq ounces (000's oz)	1,778
Years 1-8 Avg Annual Production - Gold (000's oz)	121
Years 1-8 Avg Annual Production - Silver (000's oz)	3,312
Years 1-8 Avg Annual Production - AuEq (000's oz)	163

Years 1-16 Avg. Annual Production - Gold (000's oz)	71
Years 1-16 Avg. Annual Production - Silver (000's oz)	3,085
Years 1-16 Avg. Annual Production - AuEq (000's oz)	110
Costs per Tonne (US$)
Mining Costs ($/t Mined)	$1.89
Mining Costs ($/t Processed)	$6.08
Processing Costs ($/t Heap Leached) - HL	$3.74
Processing Costs ($/t Milled) - Milling	$12.57
Processing Costs ($/t Processed) - Combined	$5.99
G&A Costs ($/t Processed)	$0.86
Total Site Operating Cost ($/t Processed)	$12.92
Cash Costs (US$)[2]
LOM Cash Cost ($/oz) Au, net-of-Ag by-product	$497
LOM Cash Cost ($/oz) AuEq, co-product	$923
LOM Site Level AISC ($/oz) Au, net-of-Ag by-product	$547
LOM Site Level AISC ($/oz) AuEq, co-product	$955
Capital Expenditures (US$ million)
Initial Capital Expenditures[3]	$281.9
Working Capital / Reclamation Bond[3]	$25.6
Non-Oxide Mill (Plant & Tailing LOM)	$194.6
Other Sustaining Capex / Equipment Financing Payments	$99.9
Reclamation Cost	$30.8
Salvage Value	($23.7)
Economic Assumptions
Gold Price	$1,700
Silver Price	$21.50
Exchange Rate (US$/C$)	1.25
Economics (US$ million)[5]
After-Tax IRR	27%
NPV (5%)	$412.3
NPV (5%) (C$ million)	C$515.4
Payback period	3.33
Average Annual net free cash flow	$60.2
LOM net after-tax free cash flow	$695.0

Notes:

(1) See Table 3 Mineral Reserves for grade and quantity of gold and silver Mineral Reserves.

(2) Cash costs and AISC are non-GAAP measures. See reference below regarding non-GAAP measures.

(3) Assumes equipment financing for primary equipment only (10% cash deposit)

(4) Working capital and reclamation bonding returned in year 17.  Reclamation bond assumes 20% cash collateral.

(5) Free cash flow is a non-GAAP measure. See references below regarding non-GAAP measures.

Gold Equivalent Production Profile (breakdown by processing method):

Gold Equivalent Production Profile (breakdown by metals):

Sensitivities to Gold and Silver Prices:

The table below illustrates a range of metal pricing scenarios on an after-tax basis to evaluate the economics of the Project.

Table 5: Metal Price Sensitivities

$/oz Au	$/oz Ag	NPV (5%)	NPV (8%)	NPV (10%)	IRR	Payback
$1,500	$18.97	$203.4	$127.4	$87.9	16%	4.26
$1,550	$19.60	$255.8	$171.2	$127.1	19%	3.92
$1,600	$20.24	$308.5	$215.1	$166.3	22%	3.69
$1,650	$20.87	$360.3	$258.1	$204.7	25%	3.50
$1,700	$21.50	$412.3	$301.5	$243.4	27%	3.33
$1,750	$22.13	$464.0	$344.5	$281.8	30%	3.17
$1,800	$22.76	$514.8	$386.7	$319.4	32%	3.03
$1,850	$23.40	$565.5	$428.8	$357.0	34%	2.92
$1,900	$24.03	$616.3	$471.0	$394.6	37%	2.82
$1,950	$24.66	$667.1	$513.3	$432.4	39%	2.72
$2,000	$25.29	$718.1	$555.7	$470.2	41%	2.63

Operations

Integra anticipates that over 300 mining, processing, maintenance, and general administrative people will be employed directly by the DeLamar Project in peak years making it a significant contributor to the economy of Owyhee County, located in southwest Idaho. The PFS does not contemplate the need for an expanded mining camp facility during development and operation as it is expected that a significant portion of the employee base will be hired from Owyhee County and Malheur County, Oregon.

Mining

The Company expects to finance the mining equipment for the operation. The primary fleet consists of two 23 m3 hydraulic shovels, sixteen 136 tonne haul trucks, five production drills and ancillary support equipment. In addition, the Railveyor system will provide the majority of ore hauling from pit to processing, replacing approximately five haul trucks.

Metallurgy

The process flowsheets for both the Heap Leach and Milling circuits have been designed around historical test work from the 2019 preliminary economic assessment (the "PEA") and metallurgical studies completed in 2020 and 2021. A copy of the PEA prepared in accordance with NI 43-101 can be found on SEDAR under the Company's profile at www.sedar.com.

The most recent program was designed to confirm and optimize the PEA flowsheets and incorporate the DeLamar deposit Non-Oxide mineralization. The work was completed by McClelland Laboratories, Inc. (MLI) in Sparks, Nevada.

The Florida Mountain and DeLamar deposits are distinctly different metallurgically, both in the Heap Leach ores (Oxide and Mixed) and the Mill ore (Non-Oxide). Separate mirrored metallurgical test programs were run for Heap Leach and Mill feeds from both ore bodies.

Heap Leach Test Work

The Florida Mountain deposit Heap Leach testing comprised of 47 variability Bottle Roll Tests ("BRTs") plus 7 additional BRTs on Non-Oxide material, while 38 composites were created for BRT's for the DeLamar deposit. These composites were selected to cover the DeLamar deposit spatially, by depth, by grade, and by lithology. In general, six-meter (20 ft) intervals were used to mimic the expected bench height. These tests showed little variability for the Florida Mountain deposit Heap Leach feed; while the DeLamar deposit Heap Leach ores showed significant variability by zone.

This Column Leach Test ("CLT") program included eleven composites for the Florida Mountain deposit and twelve for the DeLamar deposit selected based on results from the 38 BRT variability program. Kinetic BRTs were performed on each composite. Multiple composites from each deposit were run at both 50mm (2 inches) and 12.7mm (0.5 inch), and a Florida Mountain deposit Mixed master composite was crushed to 9.5mm (0.375 inch) using a single pass through a high-pressure grinding rolls ("HPGR"), and column leached for size sensitivity analysis.

Economic analysis of the results from these programs, in conjunction with the PEA metallurgical testing, yielded a 12.7mm (0.5 inch) crush size selection. This is down from 50mm (2 inches) for the Florida Mountain deposit in the PEA, but confirmed the PEA crush size for the DeLamar deposit. Load-permeability testing on 12.7mm (0.5 inch) column residues resulted in no agglomeration requirements for the Florida Mountain deposit and agglomeration for 45% of the DeLamar deposit ore.

Milling Test Work

Mill testing was completed on seven composites from the Florida Mountain deposit and twelve composites from the DeLamar deposit. Kinetic mill/cyanidation whole ore leach BRTs were completed on each the Florida Mountain deposit composite at 1.7mm (10 Mesh (M)) and the DeLamar deposit composite at 75µm (200M).  Florida Mountain and DeLamar deposit composites were also used for flotation variability testing.

Florida Mountain deposit master composites were created for whole ore flotation versus gravity concentration with flotation of the gravity tailing comparison at various grind sizes. Flotation tailing leach tests were also completed on these composites. Rougher flotation at a P80 of 150µm gave equivalent results to gravity concentration with flotation of the tailing. Finer grind sizes yielded no appreciable flotation recovery improvements for either ore body. Leaching of the flotation tailing proved uneconomic due largely to the very high flotation recoveries of gold and silver to the concentrate. Flotation optimization on the DeLamar deposit master composites confirmed the grind size selection of 150µm.

Overall master composites were created for bulk flotation to produce concentrate for leach testing and optimization, primarily regrind size. A regrind target P80 of 20µm was selected for both deposits. Solid liquid separation testing was completed on the Florida Mountain deposit flotation tailing and is planned for the concentrate leach tailing, and both flotation tailing and concentrate leach tailing from the DeLamar deposit. Cyanide Detox testing is also planned for the concentrate leach tailing streams.

All Florida Mountain deposit composites and two DeLamar deposit composites underwent Bond Ball Mill Work Index and Abrasion Index testing. Crusher Work Index testing was completed on various composites.

Two composite flotation concentrate samples from the DeLamar deposit were sent for scoping level Albion Process testing at SGS Lakefield. The proprietary Albion Process employs ultra-fine grinding + atmospheric oxidation followed by agitated cyanidation. Results showed significant gold and silver recovery improvements from the concentrates compared to ultra-fine regrind-cyanide leach. Flotation with Albion Processing of the flotation concentrate indicated over 80% total recovery for both gold and silver from Sullivan Gulch material and over 70% total recovery for both gold and silver from the Glen Silver material at the DeLamar deposit. Future test work is planned for further investigation into the Albion Process.

Minerology

Head splits of certain composites were submitted to Vidence, Inc. ("Vidence") in Burnaby, British Columbia, for mineralogical and textural characterization. Vidence uses QEMSCAN technology for modal mineralogy and texture. More detailed gold and silver deportment QEMSCAN type mineralogical analyses and diagnostic lech tests were conducted on select (5) DeLamar deposit Non-Oxide composites by BV Minerals, in Richmond, British Columbia.

Process Design

Heap Leaching Process

Despite the differences between the two deposits, the most economic processing of each requires essentially the same flowsheets.  See below for Heap Leach Flow Sheet and Mill Flow Sheet.

Crushing will be done in three stages with a primary gyratory crusher, one secondary crusher in open circuit fed from the Heap Leach coarse ore stockpile via three reclaim feeders, and two closed circuit tertiary cone crushers to a nominal P80 of 12.7mm (0.5 inch). The primary crusher is sized to handle both Heap Leach and Mill throughputs.

Ore will be placed on the pads primarily by overland conveying, grasshopper conveyors, and a radial stacker. An agglomeration drum will be added to the process for year 2 production when DeLamar deposit ores are introduced. There are three phases of pad construction, starting on the Jacob's Ridge Pad, then building out two phases of the Valley Pad. Each will have dedicated pregnant solution collection ponds and event storage.

Recovery of gold and silver will be via Merrill-Crowe, and an onsite laboratory will support Heap Leach and Milling operations.

Milling Process

The Mill circuit will utilize the same primary crusher as the Heap Leach circuit. Crushed ore from the Non-Oxide coarse ore stockpile with be delivered via two reclaim feeders to a 6.7m x 4.6m (22ft x 15ft) 2985 kW (4000 HP) SAG Mill with pebble recycle. SAG screen undersize will report to a 4.6m x 9.1m (15ft x 30ft) 2985 kW (4000 HP) Ball Mill in closed circuit with cyclones to produce a P80 of 150µm for rougher flotation. Concentrate will be reground to a P80 of 20µm via a 1120 kW (1500 HP) IsaMill.

Concentrate will be leached in six agitated tanks utilizing gravity flow with a residence time of 24 hours. Leached slurry will then report to a tank and cyclone CCD circuit for pregnant solution separation, which will report to the Heap Leach Merrill-Crowe circuit.

Non-cyanide contacted flotation tailing will be stored in a separate facility from the leached concentrate. After detoxification, concentrate leach tailing will be blended at a 1:1 ratio with coarser flotation tailing to aid in settling. The concentrate leach tailing storage facility will also act as emergency heap leach solution storage.

3.           Stage 1 Heap Leach

• Average annual production of 136,000 oz Au Eq over a 7-year mine life.

• LOM total payable production of 749,000 oz Au and 16.2 million oz Ag (954,000 oz AuEq).

• $459 million after-tax LOM cumulative cash flow and average after-tax annual cash flow of $102 million.

• 35,000 mtpd open pit, sourcing Oxide and Mixed ore from DeLamar and Florida Mountain deposits.

• LOM site level AISC of $813/oz on an AuEq co-product basis.

• A low LOM strip ratio of 1.35 (waste:ore).

• Low pre-production Capex of $273 million (excluding working capital/bonding; assuming mobile equipment financing).

Table 6: DeLamar Project Heap Leach Detailed Assumptions:

Contained Metals[1]
Contained Gold ounces (000's oz)	1,040
Contained Silver ounces (000's oz)	43,965
Contained AuEq ounces (000's oz)	1,596
Mining
Mine Life	7 years
Strip Ratio (Waste:Ore)	1.35
Total Tonnage Mined (000's mt)	190,621
Total Ore Mined (000's mt)	81,126
Processing
Processing Throughput: Heap Leaching	35,000 mtpd
Average Diluted Gold Grade (g/t) - HL	0.40
Average Diluted Silver Grade (g/t) - HL	16.86
Average Diluted AuEq Grade (g/t) - HL	0.61
Production
Heap Leach Recovery
Florida Mountain deposit Heap Leach Recovery (%) - Gold	76%
DeLamar deposit Heap Leach Recovery (%) - Gold	67%
Florida Mountain deposit Heap Leach Recovery (%) - Silver	47%
DeLamar deposit Heap Leach Recovery (%) - Silver	32%
Payable Metals
LOM Payable Gold ounces (000's oz)	749
LOM Payable Silver ounces (000's oz)	16,207
LOM Payable AuEq ounces (000's oz)	954
Years 1-7 Avg Annual Production - Gold (000's oz)	107
Years 1-7 Avg Annual Production - Silver (000's oz)	2,297
Years 1-7 Avg Annual Production - AuEq (000's oz)	136
Costs per Tonne (US$)
Mining Costs ($/t Mined)	$1.85

Mining Costs ($/t Processed)	$4.34
Processing Costs ($/t Processed)	$3.80
G&A Costs ($/t Processed)	$0.60
Total Site Operating Cost ($/t Processed)	$8.74
Cash Costs (US$)[2]
LOM Cash Cost ($/oz) Au, net-of-Ag by-product	$510
LOM Cash Cost ($/oz) AuEq, co-product	$765
LOM Site Level AISC ($/oz) Au, net-of-Ag by-product	$570
LOM Site Level AISC ($/oz) AuEq, co-product	$813
Capital Expenditures (US$ million)
Initial Capital Expenditures[3]	$273.1
Working Capital / Reclamation Bond[4]	$23.3
Sustaining Capex / Equipment Financing Payments	$78.1
Reclamation Cost	$24.8
Salvage Value	($24.0)

Notes:

(1) See Table 3 Mineral Reserves for grade and quantity of gold and silver Mineral Reserves.

(2) Cash costs and AISC are non-GAAP measures. See reference below regarding non-GAAP measures.

(3) Assumes equipment financing for primary equipment only (10% cash deposit)

(4) Working capital and reclamation bonding returned in year 8. Reclamation bond assumes 20% cash collateral.

Gold Equivalent Production Profile (breakdown by metals):

4. Detailed Capital and Operating Costs

The breakdown of open pit pre-production, capital equipment, and expansion and sustaining capital costs are summarized in the tables below.

Table 7: DeLamar Project Pre-Production Cost Estimates (US$ Million)

	Heap Leach + Mill Stage[1]	Heap Leach Stage[1]
Mine
Mining Equipment[2]	$28.9	$28.6
Pre-Stripping	$12.7	$6.5
Other Mine Capital	$1.9	$1.9
Sub-Total Mine	$43.5	$37.0
Processing
Heap Leach Pad	$42.3	$42.3
Oxide Plant (incl. Crushing and Stacking)	$165.2	$165.2
Stormwater Impoundment	$-	$2.8
Tailing Facilities	$3.8	$-
Sub-Total Processing	$211.3	$210.3
Infrastructure
Power	$3.5	$3.5
Water Treatment Plant and Access Road	$15.1	$15.1
Other	$1.6	$1.6
Sub-Total Infrastructure	$20.1	$20.1
Owner's Costs	$7.0	$5.7
Sub-Total Pre-Production	$281.9	$273.1
Other
Working Capital[3]	$19.5	$18.3
Cash Deposit for Reclamation Bonding[4]	$6.2	$5.0
Total	$307.5	$296.4

Notes:

(1) Figures in the table include contingency. 20% contingency for processing, tailing storage and Heap Leach.

(2) Includes cost of Railveyor. Assumes equipment financing for primary mobile equipment only (10% cash deposit).

(3) Working capital returned in year 17 in Stage 1 and 2 and year 8 in Stage 1 if the Company chooses not to build the Mill.

(4) Cash deposit = 20% of bonding requirement. Released once reclamation is completed.

Table 8: DeLamar Project Expansion and Sustaining Capital Cost Estimates (US$ Million)

	Heap Leach + Mill Stage[1]	Heap Leach Stage[1]
Mine
Mining Equipment[2]	$82.6	$57.0
Other Mine Capital	$0.2	$0.2
Sub-Total Mine	$82.8	$57.3
Processing
Heap Leach Pad	$11.0	$11.0
Oxide Plant	$8.8	$8.8
Non-Oxide Plant	$132.0	$-
Tailing Facilities	$58.8	$-
Sub-Total Processing	$210.7	$19.9

Infrastructure
Other	$1.0	$1.0
Sub-Total Infrastructure	$1.0	$1.0
Sub-Total Expansion/Sustaining	$294.5	$78.1

Notes:

(1) Figures in the table include contingency. 20% contingency for processing, tailing storage and Heap Leach.

(2) Includes cost of Railveyor. Assumes equipment financing for primary mobile equipment only (10% cash deposit / five-year payment period).

Table 9: DeLamar Project Operating Cost Estimates (US$/t)

Item	Heap Leach + Mill Stage	Heap Leach Stage
Mining ($/t Mined)	$1.89	$1.85
Mining ($/t Processed)	$6.08	$4.34
Processing Heap Leach ($/t Heap Leached)	$3.74	$3.80
Processing Mill ($/t Milled)	$12.57	N/A
Processing Combined ($/t Processed)	$5.99	$3.80
G&A ($/t Processed)	$0.86	$0.60
Total onsite operating costs ($/t processed)	$12.92	$8.74

Table 10: DeLamar Project Cash Cost and Site Level All-In Sustaining Cost (US$/oz)1

	Heap Leach + Mill		Heap Leach Stage
	By-Product[2] ($/oz Au)	Co-Product ($/oz AuEq)	By-Product[2] ($/oz Au)	Co-Product ($/oz AuEq)
Mining	$646	$418	$465	$365
Processing	$640	$414	$409	$321
G&A	$92	$59	$65	$51
Total Onsite Costs	$1,378	$891	$939	$738
Refining, transport	$27	$17	$16	$12
Total Cash Costs (Before Royalties)	$1,405	$908	$955	$750
Royalties	$23	$15	$20	$15
Total Cash Costs (Incl. Royalties)	$1,428	$923	$975	$765
Silver By-Products	($931)	N/A	($465)	N/A
Total Cash Costs Net of Silver By-Product	$497	$923	$510	$765
Sustaining Capex	$50	$32	$60	$47
Site Level All-In Sustaining Cost	$547	$955	$570	$813

Notes:

(1) Cash costs and AISC are non-GAAP measures. See reference below regarding non-GAAP measures.

(2) Net of Ag by-product.

5. Sustainability-Driven Considerations

From the outset of the PFS study process, Integra has been closely engaged with environmental, social and governance ("ESG") consultants to evaluate alternatives to more traditional mining methods. The PFS includes multiple ESG-driven initiatives to decrease the environmental footprint of the DeLamar Project. As part of the DeLamar Project's haulage system, the operation will utilize Railveyor's light rail system. Composed of a light rail train car propelled by stationary drive stations, Railveyor is controlled and optimized by sophisticated automation software. The system will be employed for the long-distance portions of the haulage routes between various pits and the processing location, replacing the equivalent of approximately five diesel haul trucks. Powered electrically, Railveyor will decrease the DeLamar Project's diesel usage, and will decrease the associated direct (Scope 1) greenhouse gas emissions. In addition to Railveyor, the Company will continue to evaluate the feasibility of other electric and low-emissions equipment.

The Company plans to power the DeLamar Project through an onsite microgrid consisting of a hybridized system of solar, battery, and liquefied natural gas ("LNG") generators. 12 megawatt ("MW") of electricity will be delivered by a solar array constructed on the historic tailing impoundment, making beneficial use of the previously impacted portions of the DeLamar Project site. The solar array has been sized to fit an average of 11 MW of energy demand that is present for most of the life of mine. During higher production years, when the mine demand jumps to 25 MW, an LNG power plant will supply the additional 13 MW not supplied by solar. Fluctuations in demand or drops in solar production will, in the short term, be handled by a bank of batteries as the LNG generators adjust to the load. The LNG power plant is sized to handle the maximum mine demand of 25 MW when solar production is not available. This microgrid will be constructed on site and leased from a third-party provider through a long-term use-based equipment lease. Greenhouse gas emissions from this energy mix will be an estimated thirteen percent lower than the current local utility grid mix, based on the local utility's most recently published GHG emissions intensity. The microgrid levelized cost of energy ("LCOE") is 63 percent lower than the local electric utility. The LCOE comparison includes the capital infrastructure cost differences between a large powerline upgrade and the microgrid infrastructure. While solar will meet nineteen percent of the total energy consumed over LOM, The Company will continue to look at how to affordably increase the percent of energy provided by renewables while ensuring energy reliability.

These sustainability-driven initiatives are deeply integrated into core aspects of the operation - the haulage of ore, and the mine's power supply.  The incorporation of these plans is not only crucial to lowering the DeLamar Project's environmental footprint, but they also importantly drive stronger economics for the DeLamar Project, demonstrating how mining projects can benefit economically from taking steps towards sustainability.

6. Permitting Considerations

The DeLamar Project is a closed/reclaimed mine with existing permits for mine water discharge and surface disturbance under previous agency approval and a previously approved Environmental Assessment ("EA") and Environmental Impact Statement ("EIS") for mining. The site has been in care and maintenance since reclamation and closure activities ceased in 2013 and remains in good standing. An historic environmental database of information dating back 40 plus years has been retained at the site if needed for future permitting efforts. To accommodate the proposed mine design in the PFS, an EIS will be required with the Bureau of Land Management ("BLM") (lead permitting agency on the DeLamar Project) as well as additional permitting with other cooperating agencies.

Baseline surveys in support of the EIS mine features were conducted for the following resources: Aquatic Resources, Cultural Resources, Wildlife, Vegetation, Wetlands Seeps and Springs, Soils, Surface and Groundwater Sampling studies have been underway since early 2020. In addition to surveys conducted, geochemical samples were selected to initiate geochemical characterization of mine features as well as installation of a PM 10 monitor to provide site-specific baseline air conditions. Baseline Survey Reports have been submitted to the agencies and are under review. These baseline reports will serve as the basis for the Draft Environmental Impact Statement ("DEIS") that will be developed subsequent to the submittal of the Mine Plan of Operations ("MPO") in H1 2023.  Baseline studies for the mine access corridor and any potential power alignment will be conducted in 2022 with reports submitted to the agency in late 2022 early 2023. Integra completed the installation of the groundwater monitoring well network in order to initiate collection of baseline groundwater data to support the Point of Compliance necessary for the operation of the mine.

Initial project coordination and integration has occurred with the following agencies in 2021: BLM, Idaho Department of Lands, Idaho Department of Environmental Quality, Idaho Department of Fish and Game, Idaho Department of Water Resources, U.S. Army Corps of Engineers and the Idaho Office of Energy and Mineral Resources ("OEMR") and will continue for the duration of the project. Coordination with Office of Species Conservation ("OSC") has initiated to begin early discussions on potential concerns regarding Sage Grouse.

Integra has identified the following additional studies to be initiated in 2022 in an effort to de-risk the DeLamar Project include:

- Drilling Plan of Operations EA for regional exploration drilling as well as site drilling for Geotechnical, Geochemical, Condemnation, Metallurgical and subsurface hydrogeology monitoring;

- Additional hydrological studies focused on aquifer testing and characterization, groundwater modeling, meteoric water balance and transport modeling for closure activity planning;

- Geochemical waste rock studies for site facilities; and

- Reclamation closure planning.

Sampling and QA/QC Procedures

Thorough quality assurance / quality control ("QA/QC") protocols are followed on the DeLamar Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5-acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Additional supporting details regarding the information in this material change report will be provided in the PFS technical report prepared in compliance with NI 43-101, which will be available on SEDAR under the Company's profile at www.sedar.com, including all qualifications, assumptions and exclusions that relate to the PFS. The PFS technical report prepared in compliance with NI 43-101 is intended to be read as a whole, and sections should not be read or relied upon out of context.

Qualified Persons

Thomas L. Dyer, PE, Principal Engineer and Michael Gustin, C.P.G., of Mine Development Associates, a division of RESPEC of Reno, Nevada are independent "qualified person(s)" as defined in NI 43-101 and have reviewed and approved the contents of this material change report.

Matthew Sletten, PE, Project Manager of M3 Engineering & Technology Corporation of Chandler, Arizona, is an independent "qualified person" as defined in NI 43-101 and has reviewed and approved the contents of this material change report.

Art Ibrado, PhD, PE, Consulting Metallurgist of Fort Lowell Consulting PLLC of Tucson, Arizona, working with M3 Engineering & Technology Corporation, is an independent "qualified person" as defined in NI 43-101 and has reviewed and approved the contents of this material change report.

Jack McPartland, a member of MMSA, with a special expertise in metallurgy/processing, of McClelland Laboratories of Reno, Nevada is an independent "qualified person" as defined in NI 43-101 and has reviewed and approved the contents of this material change report.

John D. Welsh, P.E., President and Senior Principal of Welsh Hagen Associates, Inc. is an independent "qualified person" as defined in NI 43-101 and has reviewed and approved the contents of this material change report.

Richard DeLong, qualified person with the Mining & Metallurgical Society of America of EM Strategies, of WestLand Resources, Inc, Company of Reno, Nevada is an independent "qualified person" as defined in NI 43-101 and has reviewed and approved the contents of this material change report.

Dr. John Gardner, Ph.D., P.E., Senior Engineering Advisor, of Warm Springs Consulting, LLC of Boise, Idaho, is an independent "qualified person" as defined in NI 43-101 and has reviewed and approved the contents of this material change report related to the microgrid design and performance.

The scientific and technical information, including the sampling, analytical and test data underlying the information or opinions contained in this material change report has also been reviewed, verified and approved by E. Max Baker Ph.D. (F.AusIMM), Integra's Vice President Exploration, and Timothy D. Arnold (PE, SME), Integra's Chief Operating Officer, both of Reno, Nevada. Each is a "qualified person" as defined in NI 43-101.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

Andrée St-Germain, Chief Financial Officer
Telephone (778) 873-8190

Item 9 Date of Report

February 18, 2022

Forward-Looking Statements

Certain information set forth in this material change report contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation (referred to herein as forward‐looking statements) and applicable United States securities laws. Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the future financial or operating performance of the Company and the DeLamar Project; results from work performed to date; the estimation of Mineral Resources and Mineral Reserves; the realization of Mineral Resource and Mineral Reserve estimates; the development, operational and economic results of the PFS for the DeLamar Project, including cash flows, revenue potential, staged development, capital expenditures, development costs and timing thereof, extraction rates, LOM projections and cost estimates; timing of completion of a technical report summarizing the results of the PFS; magnitude or quality of mineral deposits; anticipated advancement of the DeLamar Project mine plan; permitting; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates, including prospective use of the Albion Process; anticipated advancement of the DeLamar Project and future exploration prospects; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of the DeLamar Project; future growth potential of the DeLamar Project; and future development plans. Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", 'believe", expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: the Company's ability to complete its planned exploration programs; the absence of adverse conditions at the DeLamar Project; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold remaining at levels that render the DeLamar Project economic; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; the impact of COVID-19 on the timing of exploration and development work and management's ability to anticipate and manage the foregoing factors and risks. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in the Company's annual information form dated March 12, 2021 for the fiscal year ended December 31, 2020 and the Company's Form 40-F annual report for the year ended December 31, 2020.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein is presented for the purposes of assisting investors in understanding the Company's plan, objectives and goals and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements. This material change report also contains or references certain market, industry and peer group data which is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Company believe these sources to be generally reliable, such information is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other inherent limitations and uncertainties. The Company has not independently verified any of the data from third party sources referred to in this material change report and accordingly, the accuracy and completeness of such data is not guaranteed.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Mineral Reserves

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this material change report has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this material change report may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Cautionary Note Regarding Non-GAAP Financial Measures

Alternative performance measures in this material change report such as "cash cost", "AISC" "free cash flow" are furnished to provide additional information. These non-GAAP performance measures are included in this material change report because these statistics are used as key performance measures that management uses to monitor and assess performance of the Project, and to plan and assess the overall effectiveness and efficiency of mining operations. These performance measures do not have a standard meaning within International Financial Reporting Standards ("IFRS") and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.

Cash Costs

Cash costs include site operating costs (mining, processing, site G&A), refinery costs and royalties, but excludes head office G&A and exploration expenses.  While there is no standardized meaning of the measure across the industry, the Company believes that this measure is useful to external users in assessing operating performance.

All-In Sustaining Cost (AISC)

Site level AISC include cash costs and sustaining capital, but excludes head office G&A and exploration expenses.  The Company believes that this measure is useful to external users in assessing operating performance and the Company's ability to generate free cash flow from current operations.

Free Cash Flow

Free cash flows are revenues net of operating costs, royalties, capital expenditures and cash taxes.  The Company believes that this measure is useful to the external users in assessing the Company's ability to generate cash flows from the Project.

Heap Leach Flow Sheet

PRIMARY CRUSHING
SECONDARY & TERTIARY CRUSHING
AGGLOMERATION
HEAP LEACHING
MERRILL-CROWE
REFINERY
PRELIMINARY
DELAMAR PROJECT PFS
GENERAL FLOW SHEET
OXIDE/TRANS. ORE PROCESSING
SIMPLIFIED OVERALL PROCESS
000-FS-100

INTEGRA RESOURCES

Mill Flow Sheet

COARSE ORE STORAGE
GRINDING & CLASSIFICATION
FLOTATION
CYCLONE CLUSTER
CONDITIONING TANK
SAG MILL
DISCHARGE SCREEN
BALL MILL
CYCLONE FEED PUMP BOX
CONCENTRATE LEACHING
CONCENTRATE REGRIND
CONCENTRATE LEACH CCD
PRE-LEACH THICKENER
LEACH TANKS
POST-LEACH THICKENER
PREGNANT SOLUTION CLARIFIER
CCD CYCLONE CLUSTERS
MIX TANK
CCD CYCLONE FEED TANKS
CONCENTRATE LEACH CYANIDE DESTRUCTION
CONCENTRATE LEACH TAILING BLENDING
REGRIND CYCLONE FEED TANK
REGRIND CYCLONE CLUSTER
LEGEND
INTEGRA DELAMAR
PRELIMINARY
NOT FOR CONSTRUCTION
DELAMAR PROJECT PFS
GENERAL
FLOW SHEET
NON-OXIDE ORE PROCESSING
SIMPLIFIED OVERALL PROCESS
000-FS-200

INTEGRA RESOURCES 1